SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):         25-Jul-02

Financial Asset Securities Corp.

AS DEPOSITOR UNDER THE TRUST AGREEMENT, DATED
AS OF APRIL 1, 2002, PROVIDING FOR THE ISSUANCE OF
C-BASS MORTGAGE LOAN ASSET-BACKED
NOTES SERIES 2002-CB2

FINANCIAL ASSET SECURITIES CORP.
(Exact name of registrant as specified in its charter)

Delaware           333-60904-05             13-3172275
(State or Other    (Commission              (I.R.S. Employer
Jurisdiction of    File Number)             Identification
Incorporation)                              Number)

600 Steamboat Road
Greenwich, CT                   92618
(Address of Principal           (Zip Code)
Executive Offices)

Registrant's telephone number, including area code: 203-625-2700

Item 5.  Other Events

On        25-Jul-02a scheduled distribution was made from the
        trust to holders of the certificates. The Trustee has caused to be filed with the commission, the Monthly Report dated
          25-Jul-02The Monthly Report is filed pursuant to and in accordance with (1) numerous no-action letters (2) current Commission policy in the area.

A.      Monthly Report Information:
        See Exhibit No.1

B.      Have any deficiencies occurred?   NO.
                   Date:
                   Amount:

C.      Item 1: Legal Proceedings:          NONE

D.      Item 2: Changes in Securities:      NONE

E.      Item 4: Submission of Matters to a Vote of Certificateholders:  NONE

F.      Item 5: Other Information - Form 10-Q, Part II -
        Items 1,2,4,5 if applicable:  NOT APPLICABLE

Item 7. Monthly Statements and Exhibits

        Exhibit No.

1. Monthly Distribution Report dated           25-Jul-02

C-BASS MORTGAGE LOAN
ASSET BACKED CERTIFICATES
SERIES 2002-CB2

STATEMENT TO CERTIFICATEHOLDERS

Distribution Date:                 7/25/2002

        Beginning
        Certificate
Class   Balance(1)              Principal               Interest
A-1     164,565,647.25          1,294,387.90             301,703.69
A-2     64,113,353.55             611,567.22             127,692.43

M-1     11,478,000.00                   0.00              25,538.55
M-2     10,803,000.00                   0.00              28,267.85

B-1     8,777,000.00                    0.00              28,086.40
B-2     4,051,000.00                    0.00              18,026.95
N*      8,171,273.36              565,304.32              66,718.45

A-IO*   181,073,000.00                  0.00             633,755.50
X*      265,139,235.07                  0.00                   0.00

R-3            0.00                     0.00                   0.00



                                Ending
                                Certificate
        Losses                  Balance                 Cusips
A-1          $0.00              $163,271,259.35           12489WEQ3
A-2          $0.00              $63,501,786.33            12489WER1

M-1          $0.00              $11,478,000.00            12489WET7
M-2          $0.00              $10,803,000.00            12489WEU4

B-1          $0.00              $8,777,000.00             12489WEV2
B-2          $0.00              $4,051,000.00             12489WEW0
N*      NA                      $7,605,969.04             31738PAG3

A-IO*   NA                      $181,073,000.00           12489WES9
X*      NA                      $263,233,279.95                  NA

R-3     NA                            $0.00                      NA



              AMOUNTS PER $1,000 UNIT


Class   Principal               Interest                Total
A-1      7.69113883               1.79269674             9.48383556
A-2      9.36406706               1.95517425            11.31924131

M-1      0.00000000               2.22500000             2.22500000
M-2      0.00000000               2.61666667             2.61666667

B-1      0.00000000               3.20000000             3.20000000
B-2      0.00000000               4.45000000             4.45000000
N*      60.13875752               7.09770745            67.23646497

A-IO*    0.00000000               3.50000000             3.50000000
X*       0.00000000               0.00000000             0.00000000

R-3      0.00000000               0.00000000             0.00000000



        Ending                                          Current
        Certificate                                     Pass-Through
Class   Balance                 Losses                  Interest Rate
A-1     970.14343389              0.00000000               2.20000%
A-2     972.31337207              0.00000000               2.39000%

M-1     1000.00000000             0.00000000               2.67000%
M-2     1000.00000000             0.00000000               3.14000%

B-1     1000.00000000             0.00000000               3.84000%
B-2     1000.00000000             0.00000000               5.34000%
N       809.14564248              0.00000000               9.79800%

A-IO    1000.00000000             0.00000000               4.20000%
X       974.69896843              0.00000000               0.00000%

R-3      0.00000000               0.00000000            NA




Distribution Date:     25-Jul-02

        Distribution Statement
        Pooling and Servicing Agreement Dated April 1, 2002

i)   Distributions to the Holders      See Page 1

ii)  Class X Distribution Amount    See Page 1

iii)  OC Amt. (before distributions)        $1,351,234.27
      OC Release Amount                           $0.00
      OC Def, (after dist)                        $0.00
      OC Target Amount                      $1,350,331.17
      OC Amount (after distributions)       $1,351,234.27

      Monthly Excess Interest               $565,304.32




iv) Servicing Fees              Group 1                 Group 2
Servicing Fees                      $79,451                $30,960
Unpaid Special Servicing Fees            $0                     $0
Special Servicing Fees               $3,000                 $9,600
PMI Premiums                        $46,910                $15,071

v) Advances                     $336,668.71

vi) Beg Bal                     $190,832,958            $74,306,278
End Bal                         $189,538,570            $73,694,710
End count                               1935                    488

vii)  Wtd Avg Rem Term                   322                    325
Wtd Avg Mort. Rate                   8.9990%                8.6158%

viii)  Delinquency And Foreclosure Information:

Group 2
        All Categories                      Bankruptcy
        Number     Balance                  Number      Balance
Current         182   50,596,707                       0          0
30 days          31    2,210,444                       7    307,104
60 days          31    2,672,150                       5    170,395
90 days          26    1,962,283                      16  1,048,438
120+ day        218   16,253,128                     157 11,119,210
                               Foreclosure
        Number     Balance
Current           0            0
30 days           0            0
60 days           2      540,754
90 days           1       45,634
120+ day         32    2,775,630

Group 1 All Categories                      Bankruptcy
        Number     Balance                  Number         Balance
Current        1773  176,789,823                       0          0
30 days         105    8,393,313                       0          0
60 days          35    2,818,831                       0          0
90 days          20    1,417,011                       0          0
120+ day          2      119,592                       0          0

        Foreclosure
        Number     Balance
Current           0            0
30 days           0            0
60 days           2      166,561
90 days           8      602,913
120+ day          2      119,592



ix)     Loans that became REO properties
x)      Total Book Value of REO Properties:

        REO Properties Group 1
Loan #  Unpaid Prin Bal         Scheduled Prin Bal      Book Value


        REO Properties Group 2
Loan #  Unpaid Prin Bal         Scheduled Prin Bal      Book Value



                        Group 1                 Group 2
xi)     Prepayments              1,126,071                547,523

xii)
Current Period Prepayment Penalties                           18938     0
Aggregate Prepayment Penalties                                48409     0
Prepayment Penalties allocable to Classes N and X             18938     0
xiii)
Aggregate Realized Losses incurred during Due Period              0     0
Cumulative Realized Losses                                        0     0
xiv)    Realized Loss Allocations         See Page 1

xv)     Accrued Certificate Interest      See Page 1

xvi)    Prepayment Interest Shortfall and Class Carryover Shortfall

                                            Class Carryover
                                PPIS        Shortfall             RAIS
                   A-1                     0           0            0
                   A-2                     0           0            0
                   M-1                     0           0            0
                   M-2                     0           0            0
                   B-1                     0           0            0
                   B-2                     0           0            0
                   N                       0           0            0
                   A-IO                    0           0            0
                   X                       0           0            NA
                                           0           0            0

xvii)   Reserved
xviii)  Reserved
                                Group 1     Group 2
xix)    Trustee Fees                 1510.76      588.26

xx)     Reserve Fund
                   Beginning Balance                        5000.00
                   LIBOR Carryover Fund Deposit                0.00
                   LIBOR Carryover distributed to  Class       0.00
                   LIBOR Carryover owed to Class A-1A          0.00
                   Ending Balance                           5000.00

xxii)   Trigger Event Occurrence            NO
        Cumulative Loss Percentage of Origin    0.000000





xxv)    Available Funds                                 Group 1
        Scheduled Interest Net of Servicing Fees            1,304,199.96
        Scheduled Principal                                    168,316.42
        Unscheduled Principal                               1,126,071.48
                   Available Funds                          2,598,587.86

        Available Funds                                 Group 2
        Scheduled Interest Net of Servicing Fees               486,655.40
        Scheduled Principal                                      64,044.03
        Unscheduled Principal                                  547,523.19
                   Available Funds                          1,098,222.62


xxvi)   Offered Certificates Pass-Through Rates See Page 1

xxvii)  Liquidation Report
        Loan #     Unpaid Prin  Sched Prin     Liq Proc       Loss


xxviii) Mortgage Loans Purchased by Servicer

xxix)   Mortgage Loans Re-Purchased by Servicer


Libor Information  Original     Current PeriNext Period

LIBOR                    1.8425%     1.8400%     1.8369%



                   Financial Asset Securities Corp.


                                By: /s/ Sheryl Christopherson
                                Name:  Sheryl Christopherson
                                Title: Vice President


Dated:    7/25/2002